                                    EXHIBIT 1


                                [FORM OF NOTICE]


           Notice is hereby given that UtiliCorp United Inc., a Delaware corporation, ("UtiliCorp") has filed an application on behalf of UtiliCorp Canada Corp. ("UCC"), a company organized under the laws of the province of Alberta, Canada and operating solely in Canada, for an exemption under
Section 3(b) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"). UtiliCorp asserts that, by virtue of the order declaring that UCC is entitled to the exemption provided by Section 3(b) of the 1935 Act, UtiliCorp and its intermediate subsidiaries, would become exempt from all obligations as a holding company under Rule 10 promulgated by the Commission under the 1935 Act and exempt from Section 9(a)(2) of the 1935 Act pursuant to Rule 11(b)(1) promulgated thereunder. All interested persons are referred to the application, which is summarized below, for a complete statement of the facts.

           UCC has a direct equity ownership interest in UtiliCorp. British Columbia, Ltd., a special purpose corporation organized under the laws of the Province of British Columbia, Canada ("UBC"), and an indirect equity ownership interest in West Kootenay Power, Ltd., an electric utility company organized under the laws of the Province of British Columbia, Canada ("WKP").

           WKP is a hydro-electric utility in British Columbia, Canada. WKP has four hydro-electric generation facilities with a capacity of 205 megawatts and 962 miles of transmission lines that serve approximately 86,000 customers in south central British Columbia.

WKP generates about half of its power requirements and purchases the remaining requirements through power contracts.

           Neither UtiliCorp nor any corporation owned or controlled by UtiliCorp is a "holding company" subject to regulation under the 1935 Act or a "subsidiary company" of a "holding company" subject to regulation under the 1935 Act. UCC is not a public utility company operating in the United States and does not serve any customers in the United States. UtiliCorp states UCC is a Canadian corporation and will not engage in any business other than the acquisition of Canadian public utility companies, the supervision of UtiliCorp's investments in Canada, and the participation in the management and operations of Canadian public utility companies. UCC derives no income from United States operations, nor is it qualified to do business in any state of the United States, nor is it a public utility company operating in the United States.

           UtiliCorp asserts that, since the operations of UCC and its subsidiary companies are and will be exclusively in Canada, its sales and revenues, and the regulation thereof, have little or no effect on the rates and business of electric sales and generation within the United States.

           UtiliCorp asserts that UCC is entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act, and accordingly, that UtiliCorp, ACH and AEC are entitled to the exemption from all obligations as a holding company provided for by Rule 10(a)(1) of the 1935 Act.

           In addition, if UCC is exempt without qualification under Section 3(b) of the 1935 Act, then UtiliCorp would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the 1935 Act.

           Notice is further given that any interested person may, not later than _______, 1999, request in writing that a hearing be held in respect of the request for exemption, relating to the nature of his interest and the reasons for each request, and the issues of fact or law which he decides to controvert; or he may request that he be notified should the Commission order a hearing herein. Any such request should be addressed: Secretary, Securities and Exchange Commission, Washington, DC 20549. At any time after said date, the Commission may grant the exemption requested, or take such other action as it deems appropriate.